EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	3/31/2014	3/31/2014
EARNINGS
Income Before Income Taxes	$297,347	$189,517	$201,434	$157,801	$252,615	$313,299	$125,404
Fixed Charges (as below)	173,293	174,965	168,003	168,656	167,362	167,908	42,366
Total Earnings	$470,640	$364,482	$369,437	$326,457	$419,977	$481,207	$167,770

FIXED CHARGES
Interest Expense	$101,145	$104,465	$97,665	$102,739	$97,710	$99,132	$25,633
Credit for Allowance for Borrowed Funds Used During Construction	8,348	8,500	7,838	4,717	9,752	8,876	1,758
Estimated Interest Element in Lease Rentals	63,800	62,000	62,500	61,200	59,900	59,900	14,975
Total Fixed Charges	$173,293	$174,965	$168,003	$168,656	$167,362	$167,908	$42,366

Ratio of Earnings to Fixed Charges	2.71	2.08	2.19	1.93	2.50	2.86	3.96